FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of JANUARY, 2006

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Oromin Explorations Ltd. News Release Dated January 16, 2006,

2.

Oromin Explorations Ltd. BC Form 53-901F, Material Change Report, Dated January 17, 2006,

3.

Oromin Explorations Ltd. News Release Dated January 17, 200,

4.

Oromin Explorations Ltd. News Release Dated January 23, 2006,

5.

Oromin Explorations Ltd. News Release Dated January 25, 2006,

6.

Oromin Explorations Ltd. Interim Financial Statements For the Period Ended November 30, 2005 and Form 52-109F2, Certifications for CEO & CFO.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: February 3, 2006

By: “James G. Stewart”

      James G. Stewart

Its: Secretary

    (Title)

February 3, 2006

SECURITIES AND EXCHANGE COMMISSION

         VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“James G. Stewart”

per:

James G. Stewart,

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

Miller Thomson, Attn:  Mr. Rupert Legge

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Fax: (604) 331-8773

January 16, 2006

Trading Symbol:  TSX Venture – OLE

Web Site:  www.oromin.com

NEWS RELEASE

Further to its news release of December 12, 2005, Oromin Explorations Ltd. reports that the series of loans it has arranged to generate proceeds of $5,000,000 has been restructured as a non-brokered private placement.  This restructuring has taken place as a result of the lenders’ intention to convert the loans shortly after closing.  The terms of the private placement are the same as those announced on December 12, 2005 for the conversion of the loans, namely at price of $0.85 per unit, with each unit consisting of one common share of Oromin and one half of a non-transferable share purchase warrant, each whole entitling the purchase of an additional share of Oromin at a price of $1.20 per share for a period of two years following the date of closing.  After four months following the closing date and until the expiry date of the warrants, if the closing price of Oromin’s shares equals or exceeds $2.40 for fifteen consecutive trading days, Oromin may, within thirty days of such fifteen consecutive trading day period, provide notice compelling the exercise of the warrants within thirty days of such notice.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

January 16, 2006

Item 3.

Press Release

January 17, 2006, Vancouver, B.C.

Item 4.

Summary of Material Change

See attached news release.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 17th day of January, 2006.

OROMIN EXPLORATIONS LTD.

By:

“J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Fax: (604) 331-8773

January 17, 2006	Trading Symbol: TSX Venture – OLE Web Site: www.oromin.com

OROMIN CLOSES FIRST TRANCHE OF $6 MILLION FINANCING

Further to its news release of December 12, 2005, Oromin Explorations Ltd. (TSX-V:OLE) is pleased to report that it has closed the non-brokered private placement of 1,250,040 units at a price of $0.85 per unit to generate gross proceeds of $1,062,500 that will be used primarily to fund its next phase of work on its Sabodala Property in eastern Sénégal.  Each unit consists of one share and one half share purchase warrant, every whole warrant entitling the purchase of one additional share of Oromin at a price of $1.20 per share until January 16, 2008.  The warrants are subject to forced conversion provisions whereby after May 16, 2006 and until the expiry date of the warrants, if the weighted average trading price of Oromin’s shares exceeds $2.40 for fifteen consecutive trading days, Oromin may, within thirty days of such fifteen consecutive trading day period, provide notice that the warrants will expire within thirty days following the provision of such notice if not exercised.

All securities issued pursuant to this placement are subject to a four month hold period expiring on May 16, 2006.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE), visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR

DISSEMINATION IN THE UNITED STATES

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Fax: (604) 331-8773

January 23, 2006	Trading Symbol: TSX Venture – OLE Web Site: www.oromin.com

OROMIN CLOSES SECOND TRANCHE OF $6 MILLION FINANCING

Further to its news releases of January 16 and 17, 2005, Oromin Explorations Ltd. (TSX-V:OLE) is pleased to report that it has closed the second tranche of the non-brokered private placement.   1,764,706 units were issued at a price of $0.85 per unit to generate gross proceeds of $1,500,000 that will be used primarily to fund Oromin’s next phase of work on its Sabodala Property in eastern Sénégal.  Each unit consists of one share and one half share purchase warrant, every whole warrant entitling the purchase of one additional share of Oromin at a price of $1.20 per share until January 20, 2008.  The warrants are subject to forced conversion provisions whereby after May 20, 2006 and until the expiry date of the warrants, if the weighted average trading price of Oromin’s shares exceeds $2.40 for fifteen consecutive trading days, Oromin may, within thirty days of such fifteen consecutive trading day period, provide notice that the warrants will expire within thirty days following the provision of such notice if not exercised.

All securities issued pursuant to this placement are subject to a four-month hold period expiring on May 20, 2006.

The remaining $3,500,000 of the non-brokered private placement is expected to close by February 6, 2006.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE), visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Fax: (604) 331-8773

January 25, 2006	Trading Symbol: TSX Venture – OLE Web Site: www.oromin.com

DRILLING PROGRAM UNDERWAY AT SABODALA

Oromin Explorations Ltd. (TSX-V:OLE) is pleased to announce that geological and drilling personnel have mobilized to its 230 square kilometre Sabodala Property in eastern Sénégal, in preparation for the initiation of the minimum 10,000-metre drilling program.  Drilling is expected to commence prior to this coming weekend.  Initial drilling will focus on three separate areas within the extensive Golouma geochemical anomaly as well as the immediate on-trend extension of the recently drilled Niakifiri deposit.  The Niakifiri deposit is located on Mineral Deposits Limited’s adjacent 20 square kilometre Sabodala Exploitation Concession.

In addition, the on-site sample preparation lab is now operational and will assist greatly in streamlining sample processing.  This facility is independently operated by Technical Services Laboratories of Saskatoon, Canada.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE), visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

Signed:  “Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

OROMIN EXPLORATIONS LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Nine months ended November 30, 2005

(Unaudited – Prepared by Management)

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the interim unaudited consolidated financial statements for the period ended November 30, 2005.

Oromin Explorations Ltd.

(An exploration stage company)

Consolidated Balance Sheets as at

(Unaudited – Prepared by Management)

	November 30, 2005	February28, 2005
ASSETS
Current
Cash and cash equivalents	$ 906,209	$ 648,769
Receivables	49,050	11,356
Receivables – cost recovery	641,241	212,624
Prepaid expenses and deposits	4,872	4,872
	1,601,372	877,621

Investments	1,377,940	1,377,940
Equipment	9,062	6,303
Resource properties and deferred costs (Note 4)	1,744,334	1,583,908
Performance bond – restricted cash	132,091	139,333
	$ 4,864,799	$ 3,985,105

LIABILITIES & SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$ 553,076	$ 443,033
Related party loans (Note 5)	625,000	625,000
	1,178,076	1,068,033
Shareholders’ equity
Capital stock (Note 6)
Authorized
100,000,000 common shares without par value
30,323,725 common shares (February 28, 2005 – 26,983,125)	12,938,374	11,878,025
Contributed surplus	378,386	250,386
Deficit	(9,630,037)	(9,211,339)
	3,686,723	2,917,072
	$ 4,864,799	$ 3,985,105

Nature of operations and going concern (Note 1)

Subsequent events (Note 12)

Approved by the Board

     “Chet Idziszek”     Director              “James G. Stewart”     Director

Oromin Explorations Ltd.

(An exploration stage company)

Consolidated Statements of Loss and Deficit

(Unaudited – Prepared by Management)

	Three Months Ended November 30, 2005	Three Months Ended November 30, 2004	Nine Months Ended November 30, 2005	Nine Months Ended November 30, 2004

EXPENSES
Amortization	$ 565	$ 750	$ 1,695	$ 1,495
Bank charges and loan interest	32,299	-	75,413	-
Filing and transfer agent fees	4,141	2,095	25,826	12,820
Office and rent	38,495	24,149	106,232	51,823
Office administration recovery	(96,470)	-	(247,353)	-
Professional fees	14,875	3,284	72,190	31,201
Shareholder information	-	36	1,743	2,234
Stock-based compensation (Note 7)	49,164	67,640	131,619	127,818
Travel and public relations	16,841	3,174	72,937	11,563
Wages	46,953	5,494	121,464	16,483
	(106,863)	(106,622)	(361,766)	(255,437)

OTHER INCOME (EXPENSE)
Interest income	3,433	3,192	6,349	7,778
Foreign exchange loss	(21,858)	(90,105)	(63,281)	(134,872)
	(18,425)	(86,913)	(56,932)	(127,094)

Loss for the period	(125,288)	(193,535)	(418,698)	(382,531)

Deficit - beginning of period	(9,504,749)	(8,952,166)	(9,211,339)	(8,763,170)

Deficit - end of period	$ (9,630,037)	$ (9,145,701)	$ (9,630,037)	$ (9,145,701)

Basic and diluted loss per share	$ (0.00)	$ (0.01)	$ (0.02)	$ (0.02)

Weighted number of shares Outstanding	28,643,238	25,703,505	28,026,943	25,230,385

Oromin Explorations Ltd.

(An exploration stage company)

Consolidated Statements of Cash Flows

(Unaudited – Prepared by Management)

	Three Months Ended November 30, 2005	Three Months Ended November 30, 2004	Nine Months Ended November 30, 2005	Nine Months Ended November 30, 2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$ (125,288)	$ (193,535)	$ (418,698)	$ (382,531)
Items not affecting cash
Amortization	565	750	1,695	1,495
Foreign exchange (gain) loss	2,433	13,766	7,242	16,317
Stock-based compensation	49,164	67,640	131,619	127,818
Changes in non-cash working capital items:
Prepaid expenses	-	(2,607)	-	(2,607)
Receivables	(11,103)	1,921	(37,694)	(5,163)
Accounts payable and accrued Liabilities	12,937	(123,566)	83,501	12,954
	(71,292)	(235,631)	(232,335)	(231,717)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash	165,801	7,218	351,442	307,218
Loan proceeds	705,288	-	705,288	-
	871,089	7,218	1,056,730	307,218

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	-	-	(4,454)	(3,002)
Proceeds from sale of interest in Argentina project	-	-	-	832,680
Expenditures on resource properties, net of accounts payable and recovery	(176,213)	(282,739)	(562,501)	(673,329)
	(176,213)	(282,739)	(566,955)	156,349

Change in cash and cash equivalents	623,584	(511,152)	257,440	231,850

Cash and cash equivalents - Beginning of period	282,625	1,258,797	648,769	515,795
Cash and cash equivalents - End of Period	$ 906,209	$ 747,645	$ 906,209	$ 747,645

Supplemental disclosure with respect to cash flows (note 11)

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the nine months ended November 30, 2005

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company is in the business of exploring its resource properties.  The Company’s current oil and gas and mineral exploration activities are in the pre-production stage.  Consequently, the Company considers itself to be an exploration stage Company.  The recoverability of the Company’s investments in resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and future profitable commercial production or proceeds from the disposition thereof.

As at November 30, 2005, the Company has working capital of $423,296 (February 28, 2005 – ($190,412)).  The Company’s ability to fulfill its obligations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.  Management is actively pursuing additional funds by way of private placement to meet its level of general and administrative expenditures and expenditures on the exploration of its oil and gas properties.  In addition, management is pursuing joint venture partners to jointly explore the Company’s oil and gas properties in Argentina.

These interim unaudited consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  These interim unaudited consolidated financial statements do not include any adjustments that would be necessary should the Company be unable to continue as a going concern.

2.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

These interim unaudited consolidated financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended February 28, 2005.

3.

SIGNIFICANT ACCOUNTING POLICIES

These interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements of the Company.

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the nine months ended November 30, 2005

4.

RESOURCE PROPERTIES AND DEFERRED COSTS

	Santa Rosa Argentina	Sabodala, Senegal	Carneirinho, Brazil	Total

Balance, February 28, 2005	$ 445,431	$ 1,134,520	$ 3,957	$ 1,583,908

Acquisition costs	-	-	31,275	31,275
Camp operation	333	410,915	-	411,248
Contractors & geological staff	45,372	1,301,963	1,768	1,349,103
Drilling	-	62,579	-	62,579
Engineering & feasibility	-	-	50	50
Insurance	-	34,645	-	34,645
Land & legal	46,612	75,291	294	122,197
Exploration office	-	190,868	-	190,868
Sample analysis	-	79,489	-	79,489
Travel & accommodation	27,841	251,932	6,677	286,450

Cost recovery	-	(2,407,478)	-	(2,407,478)

Balance, November 30, 2005	$ 565,589	$ 1,134,724	$ 44,021	$ 1,744,334

a)

Santa Rosa, Argentina

On September 29, 2000, the Company submitted a bid to the Secretariat of Energy of the Republic of Argentina to acquire certain oil and gas rights in the Cuyana Basin of central Argentina.  In March 2001, the Secretariat of Energy of the Republic of Argentina approved the Company’s bid to acquire a 100% interest in the oil and gas exploration rights in the Province of Mendoza in central Argentina (the “Santa Rosa property”).  These exploration rights are for a period of six years and will be converted into exploitation rights for a period of 25 years if commercial quantities of hydrocarbons are discovered.  Upon the successful bid, the Company agreed to incur US$600,000 of exploration expenditures by March 20, 2003, (incurred) as a performance guarantee on the property.  The Company has yet to receive formal title to the Santa Rosa property and exploration rights.

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the nine months ended November 30, 2005

4.

RESOURCE PROPERTIES AND DEFERRED COSTS (cont’d…)

a)

      Santa Rosa, Argentina (cont’d…)

On June 26, 2002, the Company, through its subsidiary Cynthia Holdings Limited (“Cynthia”), entered into a letter agreement whereby it agreed to sell an effective 50% interest in its Santa Rosa Property for the sum of US $1,400,000 to Bible Resources Limited (“Bible”), a private Nevada corporation.  The agreement initally provided for the purchase price to be paid in three tranches, with US $400,000 due on or before July 31, 2002, a further US $400,000 on or before August 30, 2002 and the remaining US $600,000 to be paid by September 30, 2002.  The agreement is structured such that Exploraciones Oromin, S.A. (“Oromin S.A.”) will be a wholly-owned subsidiary of Cynthia.  Currently, Oromin, S.A. is owned directly by Oromin Explorations Ltd. and not by Cynthia although management intends to make Oromin, S.A. a wholly-owned subsidiary of Cynthia.

The agreement has been amended a number of times and during the fiscal year ended February 28, 2005, Cynthia received $832,600 (US $600,000) in payment for a 17.52% effective interest in its Santa Rosa Property.  In addition, as consideration for extending the agreement, Surge Global Energy Inc. (“Surge”), Bible’s parent company and the assignee of Bible’s interests, issued 1,000,000 unregistered common shares at a value of $1,377,940 to Irie Isle Limited (“Irie”).  Cynthia is a subsidiary of Irie.  During the year ended February 28, 2005, Cynthia issued 212.415 common shares to Surge, representing the 17.52% effective interest in the Property.  Surge has elected not to acquire any further interest in the Santa Rosa Property.

Subject to funding, Irie and Surge will jointly undertake the next phase of the exploration program with all required funding for the upcoming phase of exploration and all future exploration and development of the Santa Rosa Property, will be borne proportionately by each party or be subject to dilution.

A director of the Company became a director of Havana in August 2002.

The Company has reached an agreement in principal with Ottoman Energy Ltd. whereby Ottoman can earn a 32.48% interest in the Santa Rosa project by spending US $1,400,000 on exploration of the property.  Thereafter, Ottoman can acquire an additional 8.76% interest from the Company by incurring further expenditures of US $897,381.

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the nine months ended November 30, 2005

4.

RESOURCE PROPERTIES AND DEFERRED COSTS (cont’d…)

b)

     Sabodala, Senegal

In October 2004, the Company was awarded an exploration concession in Sénégal known as the Sabodala Project.  The exploration concession grants the Company the sole right to acquire a 100% interest in the Sabodala Project by spending at least US $8,000,000 on exploration over the next 22 months.  The Sabodala Project will be owned by the Oromin Joint Venture Group (“OJVG”), a proposed joint venture between the Company as to 43.5%, a private Saudi Arabian investor group as to 43.5% and a private Sénégalese investor group as to 13%, with the Company providing exploration and management services.

Under the proposed terms of the OJVG joint venture agreement, the Saudi group will provide the initial US $2,800,000 in exploration expenditures, with the Company providing the subsequent US $5,200,000 commitment.  In addition, the private Saudi group has agreed to arrange a financing, through an equity placement in the Company, of at least US $4,000,000 of the Company’s expenditure commitment.  The private Sénégalese investor group holds a free carried interest until the initial US $8,000,000 commitment is completed, at which time the three parties will bear all future costs associated with the exploration and development of the Sabodala Project on a pro rata basis, or be subject to dilution

During the nine months ended November 30, 2005, the Company has modified the terms of the Sabodala joint venture agreement to provide for the establishment of the OJVG between the Company and Bendon International Ltd. (Bendon) each as to 50% with the provision that the Company and Bendon will each hold a 6.5% interest in trust for Badr Investment & Finance Company (“Badr”), pending its execution of a tripartite joint venture agreement on the same terms as the current joint venture agreement, such joint venture interest to be transferred to Badr on execution of such tripartite agreement.

c)

Carneirinho, Brazil

During the year ended February 28, 2005, the Company and a company related by way of common directors, were granted an option to jointly acquire a 100% interest in the Carneirinho gold property in north-central Brazil.  The option is structured as a two-stage option with the companies jointly acquiring a 50% interest at each stage.  In order to exercise the first option, the companies must pay the vendor US $50,000 on or before April 30, 2005 (paid), and a total of US $1,700,000 by April 30, 2009.  Following the exercise of the first option, in order to exercise the second option, the companies must pay the vendor an additional US $6,000,000 on or before April 30, 2010.

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the nine months ended November 30, 2005

5.

RELATED PARTY LOANS

(a)

In February 2005 and amended April 2005, the Company arranged loans totalling $625,000 bearing interest at 12% per annum, of which $575,000 are due to directors and a company controlled by a director.  These loans are convertible at the option of the lenders into units of the Company at a price of $0.45 per unit, each unit consisting of one share and one share purchase warrant entitling the holder to purchase one additional share of the Company at a price of $0.45 per share for a period of two years following the date of conversion of the loan.  The value attributable to the conversion options was not significant.

The loans were repayable on the earlier of twenty-four months following the date       the loans were advanced or on closing of the Company’s next financing sufficient      to repay the loans.

(b)

The Company arranged and received a loan in the amount of US $600,000 bearing interest at 12% per annum compounded monthly.  The loan is convertible at the option of the lender into units of the Company at a price of $0.43 per unit, each unit consisting of one share and one share purchase warrant entitling the holder to purchase one additional share of the Company at a price of $0.43 per share for a period of two years following the date of conversion of the loan.  The loan is repayable on the earlier of twenty-four months following the date the loan was advanced or on closing of the Company’s next financing sufficient to repay the loan and the earlier series of loans (Note 5(a)).

The loan was converted to 1,701,644 units during the nine months ended November 30, 2005 and the warrants issued expire November 15, 2007.

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the nine months ended November 30, 2005

6.

CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus

Authorized
100,000,000 common shares without par value

Balance as at February 28, 2005	26,983,125	$ 11,878,025	$ 250,386
For cash on exercise of warrants	867,173	160,758	-
For cash on exercise of stock options	846,781	190,684	-
Transfer from contributed surplus on exercise of stock options	-	3,619	(3,619)
Loan conversion (Note 5(b))	1,701,644	705,288	-
Escrow shares cancelled	(74,998)	-	-
Stock-based compensation (Note 7)	-	-	131,619

Balance as at November 30, 2005	30,323,725	$ 12,938,374	$ 378,386

During the nine months ended November 30, 2005, 74,998 of the common shares held in escrow were cancelled.  As at November 30, 2005, there are no common shares held in escrow.

7.

STOCK OPTIONS

The total fair value of stock options granted during the current period was $131,619 which has been recorded in the results of operations.

The following weighted average assumptions were used for the Black-Scholes valuation of options granted during the period.

Risk-free interest rate

3.3 – 3.83%

Expected life

1 – 5 years

Annualized volatility

71.33 – 98.6%

Dividend rate

0%

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the nine months ended November 30, 2005

7.

STOCK OPTIONS (cont’d…)

As at November 30, 2005, the following stock options were outstanding and exercisable:

Exercise Price	Number of Shares	Expiry Date

$ 0.34	191,749	February 8, 2006
0.50	100,000	March 24, 2006
0.20	135,000	July 4, 2006
0.16	50,000	December 1, 2008
0.25	894,000	January 22, 2009
0.25	296,000	March 3, 2009
0.30	150,000	October 29, 2009
0.40	75,000	May 27, 2010
0.35	180,000	July 12, 2010
0.70	300,000	September 15, 2010
0.80	100,000	November 22, 2010

	2,471,749

8.

WARRANTS

As at November 30, 2005, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

1,333,334	$ 0.25	March 1, 2006
1,701,644	$ 0.43	November 15, 2007

3,034,978

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the nine months ended November 30, 2005

9.

RELATED PARTY TRANSACTIONS

	2005	2004

Office and rent	$ 37,801	$ 23,427
Professional and consulting fees	190,705	92,152
Wages and benefits	103,500	103,500

Professional and consulting fees and wages and benefits have been expensed to operations, capitalized to resource properties or recorded as share issue costs, based on the nature of the expenditure.

Additional related party transactions are disclosed in Notes 4 (a) and 5 (a).

Included in accounts payable and accrued liabilities at November 30, 2005 is $178,902 (February 28, 2005 - $102,573) due to directors and companies with common directors.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10.

SEGMENTED INFORMATION

The Company has one operating segment, being the exploration of resource properties.  The Company’s equipment and resource properties are located in the following geographic areas:

	November 30, 2005	February 28, 2005

Argentina	$ 565,589	$ 445,431
Brazil	44,021	3,957
Sénégal	1,134,724	1,134,520
Canada	9,062	6,303

	$ 1,753,396	$ 1,590,211

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the nine months ended November 30, 2005

11.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	2005	2004

Non-cash operating activities
Accounts payable incurred for resource property expenditure	$ 26,542	$ -
Receivables – recovery of resource property expenditures	(428,617)	-

	$ (402,075)	$ -

Non-cash financing activities
Shares issued on share subscriptions from prior year	$ -	$ 330,000
Share subscription	-	(330,000)
Shares issued to settle loan payable	705,288	-
Loan repaid with shares	(705,288)	-

	$ -	$ -

Non-cash investing activities
Resource property expenditures incurred through accounts payable	$ (26,542)	$ -
Resource property expenditure recovery in receivables	428,617	-

	$ 402,075	$ -

Oromin Explorations Ltd.

(An Exploration Stage Company)

Notes to The Interim Consolidated Financial Statements

(Expressed in Canadian Dollars – Unaudited, Prepared by Management)

For the nine months ended November 30, 2005

12.

SUBSEQUENT EVENTS

The following events occurred subsequent to November 30, 2005:

a)

117,749 common shares were issued pursuant to the exercise of stock options for proceeds of $40,375.

b)

373,333 common shares were issued pursuant to the exercise of warrants for proceeds of $93,333.

c)

In January 2006, the Company closed a non-brokered private placement of 3,014,746 units at a price of $0.85 per unit to generate gross proceeds of $2,562,534.  Each unit consists of one share and one half share purchase warrant, every whole warrant entitling the purchase of one additional share of the Company at a price of $1.20 per share until January 16, 2008 as to 625,020 warrants and until January 20, 2008 as to 882,353 warrants.  The warrants are subject to forced conversion provisions whereby after May 16, 2006 as to 625,020 warrants, and after May 20, 2006 as to 882,353 warrants, until the expiry date of the warrants, if the weighted average trading price of the Company’s shares exceeds $2.40 for fifteen consecutive trading days, the Company may, within thirty days of such fifteen consecutive trading day period, provide notice that the warrants will expire within thirty days following the provision of such notice if not exercised.

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTH PERIOD

ENDED NOVEMBER 30, 2005

OROMIN EXPLORATIONS LTD.

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

NINE MONTH PERIOD ENDED NOVEMBER 30, 2005

The following discussion and analysis, prepared as of January 26, 2006, should be read together with the interim unaudited consolidated financial statements for the nine month period ended November 30, 2005 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles.  All amounts are stated in Canadian dollars unless otherwise indicated.

The reader should also refer to the annual audited financial statements for the years ended February 28, 2005 and February 29, 2004, and the Management Discussion and Analysis for those years.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements.  Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

The Company is in the business of exploring its resource properties located in Argentina, Sénégal and Brazil, with the primary aim of developing them to a stage where they can be exploited at a profit.  The Company does not currently have any producing properties and its current operations are exploratory searches for hydrocarbons or minerals.  During the nine month period ended November 30, 2005, the Company was primarily engaged in the exploration of its Santa Rosa property in Argentina and the Sabodala Property in Sénégal.

In the near term, the Company plans to continue its exploration activities on its Santa Rosa Property and its Sabodala Property and begin exploration of its Carneirinho Property.  Based on its existing working capital, the Company requires additional financing for its currently held properties during the upcoming fiscal year and is currently seeking such funding.  The Company had no material commitments for capital expenditures at the end of its most recent fiscal year, but intends, subject to raising the necessary financing, to incur additional exploration expenditures on its currently held properties during the fiscal year ending February 28, 2006.  In addition, the Company reviews acquisition proposals on a regular basis and, if an appropriate acquisition presents itself, the Company could, in the future, acquire additional oil and gas or mineral exploration properties.  None of the Company’s resource properties are in production and, therefore, do not produce any income.

The Company’s common shares trade on the TSX Venture Exchange under the symbol “OLE”.

Overall Performance

The following is a summary of significant events and transactions that occurred during the nine month period ended November 30, 2005:

1.

In April 2005, the Company mobilised a field crew to begin the first phase of the proposed USD$8 million exploration program on its Sabodala Property in Sénégal which will include the acquisition of QuickBird High Resolution Satellite imagery, airborne geophysics, ground geophysics (including magnetics and induced polarization), regional and detailed geochemistry surveys, prospecting, geological and structural mapping, manual and mechanical trenching and extensive drilling.  During April and May, the Company carried out trenching at the Golouma area, completed a 6,242 line kilometre airborne geophysical survey over the entire Sabodala Property and cut more than 75 line-kilometres of GPS-controlled grid in preparation for ground geophysics, soil geochemistry and geologic mapping. During June, the Company carried out trenching and sampling prior to the cessation of work due to seasonal rains in July and August

2.

In April 2005, the Company renegotiated loan agreements entered into during the fiscal year ended February 28, 2005 to borrow $625,000 to pay exploration office costs associated with the Company’s Sabodala Property.  These loan agreements now provide that the loans are due on the earlier of five business days following the closing of the Company’s next financing sufficient to repay such loans and February 2, 2007; bear interest at the rate of 12% per annum; are convertible at the option of the lenders into units of the Company at a price of $0.45 per unit, each unit being comprised of one share and one share purchase warrant entitling the purchase of an additional share of the Company at a price of $0.45 per share for a period of two years following the date of conversion of the loan.

3.

In August 2005, the Company entered into a loan agreement to borrow USD$600,000 to pay for work to be performed on the Company’s Santa Rosa Property in Argentina.  This loan agreement provides that the loan is due on the earlier of October 7, 2007 and five business days following the closing of the Company’s next financing sufficient to repay such loan and those loans advanced in February 2005; bears interest at the rate of 12% per annum; is convertible at the option of the lender into units of the Company at a price of $0.43 per unit, each unit being comprised of one share and one share purchase warrant entitling the purchase of an additional share of the Company at a price of $0.43 per share for a period of two years following the date of conversion of the loan.  The proceeds of the loan were advanced on October 7, 2005.  This loan was converted into 1,701,644 units in November 2005.

4.

In September 2005, the Company renegotiated the terms of the Sabodala joint venture agreement with its joint venture partners.  The final agreement provides for the establishment of the Oromin Joint Venture Group (“OJVG”) a joint venture between the Company and Bendon International Ltd. (“Bendon”) each as to 50% with the Company and Bendon each holding a 6.5% interest in trust for Badr Investment & Finance Company (“Badr”), pending its execution of a tripartite joint venture agreement on the same terms as the current joint venture agreement between the Issuer and Bendon, such joint venture interest to be transferred to Badr on execution of such tripartite agreement.  Under the revised terms of the OJVG joint venture agreement, Bendon will provide the initial US$2.8 million (rather than US$3.3 million) in exploration expenditures with the Company providing the subsequent US$5.2 million (rather than US$4.7 million) commitment.  As consideration for the change in expenditure commitments of the parties, Bendon has agreed to arrange financing, through an equity placement in the Company, of at least US$4 million of the Company’s expenditure commitment (rather than simply hold a right of first refusal to provide such financing). Bendon will also take a lead role in arranging any production financing that the OJVG may require. The Company provides exploration and management services to the OVJG.  Badr holds a free carried interest until the initial US$8 million commitment is completed, at which time the three parties will bear all future costs associated with the exploration and development of the Sabodala Project on a pro rata basis, or be subject to dilution.

5.

In November 2005, the Company reached an agreement in principal with Ottoman Energy Ltd. with respect to the Company’s Santa Rosa petroleum exploration block in Argentina.  Subject to the completion of due diligence and issuance of formal title to Santa Rosa, Ottoman has agreed to spend USD$1,400,000 on exploration to earn a 32.48% working interest in the project.  Thereafter, Ottoman can acquire an additional 8.76% interest from the Company to increase its interest to 41.24% (the equivalent of the Company’s interest) by incurring a further expenditure of USD$897,381.

Selected Annual Information

The following table provides a brief summary of the Company’s financial operations.  For more detailed information, refer to the Financial Statements.

	Year Ended February 28, 2005	Year Ended February 29, 2004	Year Ended February 28, 2003
Total revenues	nil	nil	nil
Net loss	$448,169	$297,616	$193,126
Basic and diluted loss per share	(0.02)	(0.01)	(0.01)
Total assets	3,985,105	2,990,680	2,444,494
Total long-term liabilities	nil	nil	nil
Cash dividends	nil	nil	nil

During the fiscal year ended February 28, 2005, the total assets of the Company increased to $3,985,105 from $2,990,680 as at February 29, 2004, primarily due to the sale of an effective 17.52% interest in its Santa Rosa Property.  The significant increase in loss during the year ended February 28, 2005 compared to the loss for the year ended February 29, 2004 is primarily due to a foreign exchange loss of $117,752 and an increase of $32,420 in office and rent costs as a result of revised cost sharing arrangements with the other companies with which the Company shares office space.

The Company has not paid any dividends on its common shares.  The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

At November 30, 2005, the Company’s current assets totalled $1,601,372 compared to $899,133 at November 30, 2004.  The decrease is due to investments in resource properties and general and administrative expenses.  During the same period, current liabilities also increased to $1,178,076 from $303,956 due to increased exploration activity and a series of loans arranged to pay exploration office costs associated with the Company’s Sabodala Property.  Included in the Company’s current liabilities was payables or accrued liabilities of $178,902 due to related parties as a result of professional services rendered by a company controlled by a director of the Company and interest accrued on related party loans.  All such amounts are payable on demand.  Also included in the Company’s current liabilities are related party loans totalling $625,000 to pay exploration office costs associated with the Company’s Sabodala Property, of which $575,000 are with two directors of the Company and a company controlled by a director of the Company.  These loans are due on the earlier of five business days following the closing of the Company’s next financing sufficient to repay such loans and February 2, 2007.  As the Company intends to conduct a financing sufficient to repay such loans during the current fiscal year, such loans are characterised as current liabilities.  As a result, the Company had working capital of $423,296 at November 30, 2005 as compared with working capital of $595,177 at November 30, 2004.  As at both November 30, 2005 and November 30, 2004, the Company had no long-term debt.

At November 30, 2005, the Company had total assets of $4,864,799 as compared with $3,056,139 at November 30, 2004.  The increase is due to debt financings carried out by the Company and to the receipt of shares of Surge Global Energy Inc. pursuant to an agreement to extend the sale agreement for the sale of an effective 17.52% interest in the Santa Rosa Property.

Share capital as at November 30, 2005 was $12,938,374, up from $11,647,298 as at November 30, 2004 due to the sale of share capital.  During the nine months ended November 30, 2005, the Company issued 867,173 shares pursuant to the exercise of warrants to generate proceeds of $160,758, 846,781 shares pursuant to the exercise of stock options to generate proceeds of $190,684 and 1,701,644 shares pursuant to the conversion of a convertible loan to settle indebtedness of $705,288.  In addition, during the nine months ended November 30, 2005, the Company cancelled 74,998 escrow shares in accordance with their terms of issuance.

The Company's largest cash outflows in the nine months ended November 30, 2005 resulted from net resource property expenditures of $562,501.  The most significant contribution to working capital in the nine months ended November 30, 2005 was provided by the sale of share capital that generated proceeds of $1,060,349. The most significant contribution to working capital in the nine months ended November 30, 2004 was provided by the sale of a 17.52% interest in the Company’s Santa Rosa Property that generated cash proceeds of $832,680.

During the nine months ended November 30, 2005 the Company recorded interest income of $6,349 and a foreign exchange loss of $63,281.  During the nine months ended November 30, 2004 the Company recorded interest income of $7,778 and a foreign exchange loss of $134,872.

Expenses for the nine months ended November 30, 2005 were $361,766, up from $255,437 for the nine months ended November 30, 2004 primarily due to bank charges and loan interest which rose to $75,413 from nil as a result of the outstanding related party loans and to filing and transfer agent fees which rose to $25,826 from $12,820 as a result of financings undertaken during the period.  Expenses for various other items, including office and rent, travel and public relations and wages and benefits, increased during the period as a result of the Company’s increased exploration activities on its Sabodala Property, however the majority of these costs have been recovered pursuant to an agreement with the Company’s joint venture partner to fund such costs.  While the costs should be expensed under Canadian GAAP, they are considered allocable exploration expenses under the Sabodala Mining Convention and will be credited towards the Company’s required exploration expenditure for the Sabodala Property.

Net loss for the nine months ended November 30, 2005 was $418,698 or $0.02 per share as compared with a net loss for the nine months ended November 30, 2004 of $382,531 or $0.02 per share.

Summary of Quarterly Results

	Three Months Ended November 30, 2005	Three Months Ended August 31, 2005	Three Months Ended May 31, 2005	Three Months Ended February 28, 2005	Three Months Ended November 30, 2004	Three Months Ended August 31, 2004	Three Months Ended May 31, 2004	Three Months Ended February 29, 2004
Total assets	$4,864,799	$4,077,060	$4,213,805	$3,985,105	$3,056,139	$3,298,382	$3,342,677	$2,990,680
Resource properties and deferred costs	1,744,334	1,688,785	1,612,025	1,583,908	2,020,451	1,868,888	1,602,392	2,310,978
Working capital (deficiency)	423,296	(319,118)	(118,231)	(190,412)	595,177	850,901	1,196,853	237,335
Shareholders equity	3,686,723	2,891,758	3,023,560	2,917,072	2,752,183	2,870,860	2,952,777	2,699,678
Revenues	nil	nil	nil	nil	nil	nil	nil	nil
Net loss	(418,698)	(181,340)	(112,070)	(65,638)	(193,535)	(81,917)	(107,079)	(162,176)
Earnings (loss) per share	(0.02)	(0.01)	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)	(0.01)

Significant changes in key financial data from 2003 to 2005 can be attributed to expenditures on the Santa Rosa property in Argentina, the sale of an effective 17.52% interest therein, expenditures on the Sabodala Property in Senegal and the sale of share capital.

Liquidity

The Company does not currently own or have an interest in any producing resource properties and has not derived any revenues from the sale of resource products in the last three financial years.  The Company's exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  In the near term, the Company plans to continue its exploration activities on its Santa Rosa Property and the Sabodala Property and begin exploration of its Carneirinho Property.

Based on its existing working capital, the Company requires additional financing for the Santa Rosa Property if it is to proceed with drilling during the current fiscal year; for the Sabodala Project if it is to fully implement its planned exploration program thereon during the current fiscal year; and the Carneirinho Property if it is to begin exploration thereon during the current fiscal year.  If such funds are not available or cannot be obtained or are insufficient to cover such costs, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.  Accordingly, there is substantial doubt about its ability to continue as a going concern.

	November 30, 2005	November 30, 2004

Working capital	$423,296	$595,177
Deficit	(9,630,037)	(9,145,701)

Capital Resources

During the nine months ended November 30, 2005, the Company issued 867,173 shares pursuant to the exercise of warrants to generate proceeds of $160,758, 846,781 shares pursuant to the exercise of stock options to generate proceeds of $190,684 and 1,701,644 shares pursuant to the conversion of a convertible loan to settle indebtedness of $705,288.  In addition, during the nine months ended November 30, 2005, the Company cancelled 74,998 escrow shares in accordance with their terms of issuance.

During the nine month period ended November 30, 2004, the Company issued 3,000,000 units at a price of $0.15 per unit to generate net proceeds of $448,818 pursuant to a non-brokered private placement.  Each unit is comprised of one common share of the Company and one half non-transferable share purchase warrant, each whole warrant entitling the purchase of one additional share of the Company at a price of $0.25 per share until March 1, 2006.  In addition, the Company issued 1,540,000 shares pursuant to the exercise of warrants to generate proceeds of $187,200.

While the Company has sufficient funds to meet its anticipated general and administrative expenses for the balance of the fiscal year, the Company will require additional financing if it is to proceed with its proposed exploration programs for its Santa Rosa Property, Carneirinho Property and Sabodala Project during the current fiscal year.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

During the nine months ended November 30, 2005, the Company incurred professional fees of $190,705 with companies related by directors in common.  These payments were comprised of $96,504 paid to a director of the Company and a company controlled by a director of the Company for geological consulting services and $94,201 accrued or paid to a company controlled by a director and officer of the Company for legal services.  The Company also paid wages and benefits of $103,500 to its Chief Executive Officer and incurred office and rent costs of $37,801 with companies related by way of common directors.

As at November 30, 2005, accounts payable includes $178,902 due to related parties as a result of professional services rendered by a company controlled by a director of the Company and interest accrued on related party loans.

During the fiscal year ended February 28, 2005, the Company entered into loan agreements with two directors of the Company and a company controlled by a director of the Company to borrow $575,000 to pay exploration office costs associated with the Company’s Sabodala Property.  These loan agreements were replaced by loan agreements dated April 28, 2005 that provide that the loans are due on the earlier of five business days following the closing of the Company’s next financing sufficient to repay such loans and February 2, 2007; bear interest at the rate of 12% per annum; are convertible at the option of the lenders into units of the Company at a price of $0.45 per unit, each unit being comprised of one share and one share purchase warrant entitling the purchase of an additional share of the Company at a price of $0.45 per share for a period of two years following the date of conversion of the loan.

These transactions are in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties.

Proposed Transactions

At the date hereof, there are no proposed asset or business acquisitions or dispositions.

Critical Accounting Estimates

Mineral Properties

All costs related to the acquisition, exploration and development of mineral properties are capitalised by property.  If economically recoverable ore reserves are developed, capitalised costs of the related property are reclassified as mining assets and amortised using the unit of production method.  When a property is abandoned, all related costs are written off to operations.  If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realisable value.  A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values.  Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and future profitable production or proceeds from the disposition thereof.

Stock-based Compensation

The Company has adopted the accounting policy described in Section 3870 of the Canadian Institute of Chartered Accountants’ handbook, “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring compensation costs.  The Company has adopted the fair value method, pursuant to which the Company recognises compensation costs for the granting of all stock options and direct awards of stock.  Any consideration paid by the option holders to purchase shares is credited to capital stock.

Foreign Currency Translation

The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method.  Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates.  Income and expense items are translated at rates approximating those in effect at the time of the transaction.  Translation gains and losses are reflected in the income or loss for the period.

Investments

Long-term investments are carried at cost.  If it is determined that the value of the investments is permanently impaired, they are written down to net realizable value.

Changes in Accounting Policies

Asset Retirement Obligations

Effective March 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations.  This new section requires recognition of a legal liability for obligations relating to retirement of property, plant and equipment, and arising from the acquisition, construction, development or normal operation of those assets.  Such asset retirement cost must be recognised at fair value in the period in which it is incurred, added to the carrying value of the asset, and amortised into income on a systematic basis over its useful life.  Adoption of this standard has not affected the Company’s consolidated financial statements.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, investments, performance bond, accounts payable and accrued liabilities and related party loans.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.  The fair value of these financial instruments is approximately equal to their carrying values, unless otherwise noted.  As at November 30, 2005 approximately 99% of cash and cash equivalents is held in US dollars.  The performance bond arranged for the Santa Rosa Property is 100% US dollars and as at November 30, 2005, approximately 27% of the Company’s accounts payable and accrued liabilities are denominated in US dollars.  The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations.

Other MD&A Requirements

Additional Disclosure for Venture Issuers without Significant Revenue

As at February 28, 2005, the Company had incurred cumulative acquisition and exploration costs of $2,656,051 with respect to its Santa Rosa Property in Argentina, however all of the expenditures were reduced to $445,431 as at February 28, 2005 due to cost recovery as a result of the cash and shares received from Surge Global Energy Inc. (“Surge”) pursuant to an agreement whereby the Company sold an effective 17.52% interest in the Santa Rosa Property to Surge.  During the nine month period ended November 30, 2005, the Company incurred further exploration expenditures of $120,158 for a cumulative total (after cost recovery) of $565,589.  The expenditures in the nine month period ended November 30, 2005 are comprised of contractor and geological staff costs of $45,372 or 38% of the total for the period; land and legal costs of $46,612 or 39% of the total for the period; and travel and accommodation of $27,841 or 23% of the total for the period.  The major components of cumulative expenditures (before cost recovery) are as follows: acquisition costs of $408,674 or 14.7% of the total; camp/financing costs of $532,864 or 19.2% of the total; contractor and geological staff costs of $808,054 or 29.1% of the total; geophysical costs of $307,788 or 11.1% of the total and land and legal costs of $519,163 or 18.7% of the total.

As at November 30, 2005, the Company had incurred net acquisition and exploration costs of $1,134,724 with respect to its Sabodala Property in Sénégal, following a cumulative cost recovery of $2,626,514 ($2,407,478 in the nine months ended November 30, 2005).  The major components of this amount (before cost recovery) are as follows: exploration office costs of $833,242 or 22% of the total; contractor and geological staff costs of $1,755,092 or 47% of the total; land and legal costs of $146,307 or 4% of the total; and travel and accommodation costs of $436,023 or 12% of the total.  During the nine months ended November 30, 2005, the Company carried out trenching at the Golouma area, completed a 6,242 line kilometre airborne geophysical survey over the entire Sabodala Property and cut more than 75 line-kilometres of GPS-controlled grid in preparation for ground geophysics, soil geochemistry and geologic mapping.

Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of 100,000,000 common shares without par value of which 30,323,725 were outstanding at the end of the nine months ended November 30, 2005 and of which 33,829,553 were outstanding as of the date hereof.

As at the date hereof, the Company has warrants outstanding entitling the purchase of 960,001 shares of the Company at a price of $0.25 per share until March 1, 2006, 1,701,644 shares of the Company at a price of $0.43 per share until November 17, 2007, 625,020 shares of the Company at a price of $1.20 per share until January 16, 2008 and 882,353 shares of the Company at a price of $1.20 per share until January 20, 2008.

As at the date hereof, the Company had the following incentive stock options outstanding:

Number of Stock Options	Exercise Price	Expiry Date

168,000	$0.34	February 8, 2006
100,000	$0.50	March 24, 2006
135,000	$0.20	July 4, 2006
50,000	$0.16	December 1, 2008
894,000	$0.25	January 22, 2009
292,000	$0.25	March 3, 2009
150,000	$0.30	October 29, 2009
75,000	$0.40	May 27, 2010
90,000	$0.35	July 12, 2010
300,000	$0.70	September 15, 2010
100,000	$0.80	November 22, 2010
2,354,000

SUBSEQUENT EVENTS

The following events occurred subsequent to November 30, 2005:

a)

117,749 common shares were issued pursuant to the exercise of stock options for proceeds of $40,375;

b)

373,333 common shares were issued pursuant to the exercise of warrants for proceeds of $93,333;

c)

In January 2006, the Company closed a non-brokered private placement of 3,014,746 units at a price of $0.85 per unit to generate gross proceeds of $2,562,534.  Each unit consists of one share and one half share purchase warrant, every whole warrant entitling the purchase of one additional share of the Company at a price of $1.20 per share until January 16, 2008 as to 625,020 warrants and until January 20, 2008 as to 882,353 warrants.  The warrants are subject to forced conversion provisions whereby after May 16, 2006 as to 625,020 warrants, and after May 20, 2006 as to 882,353 warrants, until the expiry date of the warrants, if the weighted average trading price of the Company’s shares exceeds $2.40 for fifteen consecutive trading days, the Company may, within thirty days of such fifteen consecutive trading day period, provide notice that the warrants will expire within thirty days following the provision of such notice if not exercised.

Form 52-109F2 – Certification of Interim Filings

I, Chet Idziszek, President of Oromin Explorations Ltd. and performing similar functions to that of a Chief Executive Officer, certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Oromin Explorations Ltd. (the “issuer”) for the interim period ending November 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for all the periods presented in the interim filings.

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a)  designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:

January 26, 2006

“Chet Idziszek”

Chet Idziszek

President

Form 52-109F2 – Certification of Interim Filings

I, Chet Idziszek, President of Oromin Explorations Ltd. and performing similar functions to that of a Chief Executive Officer, certify that:

5.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Oromin Explorations Ltd. (the “issuer”) for the interim period ending November 30, 2005;

6.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

7.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for all the periods presented in the interim filings.

8.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:

January 26, 2006

“Chet Idziszek”

Chet Idziszek

President